PRESS RELEASE
                          EXHIBIT 99(c)
FOR IMMEDIATE RELEASE
FRIDAY
DECEMBER 1, 1995
CONTACT PERSON:               STACY DUCKETT, VICE PRESIDENT
                              CORPORATE COMMUNICATIONS
                              501-688-8229

                      TCBY ANNOUNCES STOCK
                   REPURCHASE, FRANCHISING OF
           COMPANY-OWNED STORES AND OTHER DEVELOPMENTS


LITTLE ROCK, AR - DECEMBER 1, 1995 - TCBY ENTERPRISES, INC., (NYSE:TBY) today announced that its engagement of Stephens Inc. in June of this year to explore various strategic alternatives with the intent to maximize shareholder value has resulted in a determination by the Board of Directors of the Company to authorize the repurchase from time to time of up to three million shares of its outstanding common stock, franchise Company-owned "TCBY"(Registered) stores, sell the Carlin Manufacturing
company, restructure its organization,   and consider alternative  methods
for the distribution of its retail hard-pack products.

Since announcing the retention of Stephens, the Company's Board of Directors and management have explored various strategic alternatives. As a result of this process, the Board of Directors authorized the repurchase of up to three million shares of its common stock in the open market or in negotiated private transactions.

The Company's plan includes the sale and franchising of most of its 85 Company-owned "TCBY"(Registered) stores and the sale of Carlin Manufacturing located in Fresno, California. Due to efficiencies available primarily as a result of the franchising of Company-owned stores, the Company will implement an internal restructuring of its organization. This will result in a pre-tax restructuring charge of approximately $1.4 million. As a result of these actions, the Company has concluded the process initiated in June, 1995 of exploring strategic alternatives. No assurance can be given that any of the sales or other initiatives currently planned will be accomplished upon terms favorable to the Company.

The  Company  will  seek   to  continue  the   development  of  its   new
"TCBY"(Registered) Treats stores.   Currently  over 40%  of the  domestic
franchise stores have  implemented this  new concept.   In addition,  the
Company will also emphasize the development of
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nontraditional locations with a  focus on national petroleum  convenience stores.  The  Company currently has  over 1,250 nontraditional  locations
open.   Many of  these locations  share space  with other  national  food companies such as McDonald's, Taco Bell, Pizza Hut, Burger King, Blimpie, and Subway.

During the fourth quarter, the Company will adopt several new accounting standards recently issued by the Financial Accounting Standards Board. The Company is finalizing the complex calculations associated with these new standards, but estimates that the adoption of these standards will result in pre-tax charges of approximately $26 million, or $0.67 per share after taxes, in fiscal 1995. Management of the Company expects a net loss for fiscal 1995.

"As a result of the process with Stephens Inc., the Company has redefined its market position and growth strategy," said Herren C. Hickingbotham, President and Chief Operating Officer. "We will continue the expansion of the "TCBY"(Registered) Treats program and pursuit of growth opportunities in the nontraditional segment. The Company expects to add international locations, with agreements for 32 countries. As of today we have approximately 2,700 locations and we are the world's largest manufacturer-franchisor of frozen yogurt."

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